Mail Stop 3720

April 11, 2007

Mr. David Sach
Chief Financial Officer
Millicom International Cellular S.A.
75 Route de Longwy
L-8080 Bertrange
Grand-Duchy of Luxembourg

> **RE:** **Millicom International Cellular S.A.**
> **Form 20-F for the Year ended December 31, 2005**
> **Filed May 06, 2006**
> **File No. 000-22828**

Dear Mr. Sach:

We are in the process of reviewing your letter dated March 23, 2007. With respect to your responses to comments 1 and 2, please answer the following questions so that we may better understand the equipment purchase agreement with Ericsson.

1. Tell us how the percentages for calculating liquidated damages in the original purchase agreement were determined.
2. How was the 14% cap in the original agreement determined?
3. How did you ultimately arrive at the $9.8 million to be paid in liquidated damages?
4. Do the purchase credits have an expiration date? If so, when is it?
5. How late was Ericsson in delivering the equipment?
6. What were the true losses the company incurred as a result of this delay? How have you calculated these amounts?
7. What was the total value to be paid for the equipment based upon the original purchase agreement?
8. Do you know whether this is a standard contract for Ericsson? For example, do the contracts for the other pieces of equipment that you have purchased include a liquidated damages clause?

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding this letter. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director